ADDENDUM TO SEC RESPONSE LETTER dated April 10, 2006

Guaranteed Minimum Accumulation Benefit

The GMAB is an optional benefit that guarantees the future value of amounts allocated to a GMAB Option for a specified accumulation period. We currently offer a ten-year accumulation period in three Investment Options, designated as “GMAB Options.”  We provide a minimum guarantee for each contribution allocated to a GMAB Option as shown in the table below:

Accumulation Period	Touchstone VST Conservative ETF Fund, Service Class, GMAB Option	Touchstone VST Moderate ETF Fund, Service Class, GMAB Option	Touchstone VST Aggressive ETF Fund, Service Class, GMAB Option
10 years	125%	115%	100%

We guarantee that the minimum value of each contribution allocated to your GMAB Option, at the end of its ten-year accumulation period, will be equal to or greater than the percentage of the contribution amount indicated in the table above, adjusted for partial withdrawals (discussed below) and costs. See Part 1, “Table of Annual Fees and Expenses” and Part 4, “Optional Contract Charges, Guaranteed Minimum Accumulation Benefit.”  If the accumulated value of a contribution to your GMAB Option is less than the percentage guaranteed by us in the table above at the end of the ten-year accumulation period, we will increase the accumulated value of that contribution to equal the guaranteed percentage. If the accumulated value of a contribution to your GMAB Option is greater than the percentage guaranteed by us in the table above at the end of its ten-year accumulation period, the value of that contribution is its accumulated value and additional amounts will not be credited to it.

Each GMAB Option invests in the Touchstone VST ETF Fund, Service Class. The Touchstone VST ETF Fund, Service Class has fees associated with it, including a 0.25% 12b-1 fee, whether or not you have the GMAB Option. See Part 1 “Table of Annual Fees and Expenses.”  The GMAB Option has a separate charge in addition to the fees associated with the Touchstone VST ETF Fund, Service Class. See Part 1, “Table of Annual Fees and Expenses” and Part 4, “Optional Contract Charges, Guaranteed Minimum Accumulation Benefit. Contribution to the Touchstone VST ETF Fund, Service Class, GMAB Option, differs from contributions to the Touchstone VST ETF Fund, Service Class without the GMAB Option, in that there is no investment guarantee associated with the allocations made to the Touchstone VST ETF Fund, Service Class without the GMAB Option. The corresponding Touchstone VST ETF Fund, Service Class will serve as an investment portfolio for money that is not intended for, could not qualify for or lost its qualification for the investment guarantee associated with the GMAB Option, unless we receive other instructions from you.

You may only elect the GMAB Option when you initially purchase your contract. Your GMAB must be funded with new contributions of at least $10,000. You may make additional contributions of $1000 to your GMAB. We reserve the right to revise the minimum contribution amounts and to limit the maximum total contribution you may make to your GMAB.

At the end of a ten-year allocation period for each contribution into your GMAB Option, you may transfer that amount to any Fixed or Variable Investment Option. If we do not receive your instructions prior to the end of the ten-year accumulation period, the amount will be transferred to the Touchstone VST ETF Fund, Service Class, without the GMAB Option. We will notify you at least 45 days before the end of the allocation period for each contribution to your GMAB Option.

The GMAB Option may not have an allocation period that is scheduled to end on a date later than either the Retirement Date or the Contract Anniversary on which the Annuitant attains age 100 (or if there are two Annuitants, the Contract Anniversary on which the older Annuitant attains age 100). The GMAB automatically terminates on the earlier of the last day of its allocation period or the date that Death Benefits are calculated.

During the first seven years of the accumulation period for each contribution, the GMAB Option may be reduced or terminated only by partially withdrawing or fully surrendering the amounts in the GMAB Option associated with that contribution, with applicable withdrawal charges. The GMAB Option will terminate automatically if the all the contributions are withdrawn or if the contract is surrendered or annuitized, or if the death benefits are calculated. If the GMAB Option terminates during the first seven years of the accumulation period, the value of the GMAB Option will be the current accumulated value of contributions to your GMAB Option (with no guaranteed minimum), reduced by partial withdrawals, withdrawal charges and costs. In years eight through ten of the accumulation period, you may terminate the GMAB Option as indicated for years one through seven, or you may transfer funds from the GMAB to other Investment Options. The value of the GMAB Option will be the current accumulated value of contributions to your GMAB Option (with no guaranteed minimum), reduced by partial withdrawals, withdrawal charges and costs.

Partial Withdrawals from your Account Value will reduce the value of your GMAB Option on a proportional basis, unless you specify that your withdrawal should be taken from certain Portfolios. Withdrawals from your GMAB Option will be taken first from the earliest contributions you made to your GMAB Option, then from the next contribution and so on (first-in-first-out.)  Partial withdrawals from your GMAB Option will reduce the maturity value of the contribution proportionally. We reserve the right to require a minimum balance in the GMAB Option. If the GMAB is selected, the EEB is not available.